UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41559

NWTN Inc.

Office 114-117, Floor 1,

Building A1,

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Extraordinary General Meeting of Shareholders

NWTN Inc. (the “Company”) held an extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) on August 12, 2025 at 3 p.m., Dubai local time. The record date for the Extraordinary General Meeting was July 16, 2025. As of the record date, the Company had 292,199,693 ordinary shares issued and outstanding, including 36,350,011 Class A ordinary shares and 255,849,682 Class B ordinary shares, entitled to vote at the Extraordinary General Meeting. Each holder of Class A ordinary shares is entitled to twenty-five (25) votes per share and each holder of Class B ordinary shares is entitled to one (1) vote per share. Accordingly, a total of 1,164,599,957 votes were capable of being cast at the Extraordinary General Meeting.

At the Extraordinary General Meeting, the shareholders of the Company adopted the following resolutions: (1) a special resolution to change the Company’s name from “NWTN Inc.” to “Robo.ai Inc.”, (2) an ordinary resolution to appoint Yehong Ji as a new independent director of the Company, (3) a special resolution to amend and restate the currently effective Second Amended and Restated Memorandum and Articles of Association of the Company (the “M&AA Amendment”) by the deletion in their entirety and by the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association to reflect the change of the Company’s name, (4) a special resolution to authorize any one director or executive officer of the Company to take any and every action that might be necessary, appropriate or desirable to give effect to the foregoing resolutions as such director or executive officer, in his/her absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands, and (5) an ordinary resolution to direct and approve the chairman of the Extraordinary General Meeting to adjourn the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if it is determined by the Board that there are no sufficient votes to approve the above proposals and more time is necessary or appropriate to approve one or more proposals at the Extraordinary General Meeting.

The results of the votes at the Extraordinary General Meeting for the resolutions were as follows:

Resolution*	For	Against	Abstain
1	911,378,720	18,036	154
2	911,378,378	18,069	463
3	911,377,024	18,027	1,859
4	911,376,441	20,219	250
5	911,373,153	23,532	225

*	The numbers in this column correspond to those in the second paragraph of this report.

M&AA Amendment

The M&AA Amendment and the adoption of the Third Amended and Restated Memorandum and Articles of Association of the Company became effective on August 12, 2025, following the shareholders’ approval by special resolution at the Extraordinary General Meeting. A copy of the Third Amended and Restated Memorandum and Articles of Association of the Company is filed herewith as Exhibit 3.1 and is incorporated herein by reference.

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EXHIBIT INDEX

Exhibit Number	Description
3.1	Third Amended and Restated Memorandum and Articles of Association
99.1	Press Release – NWTN Inc. Announces Results of Its Extraordinary General Meeting of Shareholders on August 12, 2025

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NWTN Inc.

Date: August 13, 2025	By:	/s/ Benjamin Bin Zhai
	Name:	Benjamin Bin Zhai
	Title:	Chief Executive Officer

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